EXHIBIT 23.2

Consent of Independent Auditors

The Board of Directors
Disc Graphics, Inc.:

We consent to incorporation by reference in the Registration Statement No. 333-28013 on Form S-8 of Disc Graphics, Inc. of our report dated February 2, 2001, except for notes 5 and 16, which are as of April 13, 2001, relating to the consolidated balance sheet of Disc Graphics, Inc. and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2000, which report appears in the December 31, 2001 annual report on Form 10-K of Disc Graphics, Inc.

KPMG LLP
Melville, New York
February 28, 2002